UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated March 23, 2005

2.

News Release dated March 29, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: March 31, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

March 23, 2005

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

Esperanza Silver Corporation Announces Gold/Silver in Four More Drill Holes at its La Esperanza Project, Mexico.

Geochemical analyses from four new drill holes continue to define notable zones of both gold and silver mineralization at the La Esperanza project in Morelos, Mexico.  Results from drilling are now identifying the extent and continuity of gold/silver mineralization along the contact of a granitic intrusive rock with limestone.  Surface exposures of altered rock that is related to the gold/silver mineralization can be traced intermittently along this contact for over 800 meters (2,600 feet).  Only a portion of these outcrops have been tested in the subsurface by drilling.

Results from the four new drill holes are summarized below1:

Hole No.	From (meters)	To (meters)	Interval (meters)	Interval (feet)	Silver (ppm)	Silver (opt)	Gold (ppm)	Gold (opt)
DDH-03	45.85	61.35	15.50	50.9	33.83	0.987
DDH-03	63.50	71.50	8.00	26.3			2.68	0.078
DDH-04	94.60	101.50	6.90	22.6			1.28	0.037
DDH-05	74.10	88.25	14.15	46.4	84.64	2.47
DDH-05 includes	99.70 99.70	120.20 110.00	20.50 10.30	67.3 33.8			1.91 2.69	0.056 0.078
DDH-06	85.00	91.00	6.00	19.7	30.85	0.900

DDH-06 was abandoned at 112 meters due to difficult drilling conditions and consequently did not reach the target area of gold mineralization. Analyses from the first two drill holes (DDH-01 and DDH-02) have previously been announced (News Release March 7, 2005).

Holes DDH-03 and DDH-04 are located approximately 100 meters northeast of DDH-01 which had intercepted 36.3 meters of 2.26 grams of gold per tonne.  The gold analyses show good continuity along strike and down dip along the target zone.  Holes DDH-01 and 03 intercepted the gold mineralization from 70 to 100 meters down dip from the surface outcrop. Holes DDH-04 and 05 intersected the same zone an additional 50 to 70 meters below holes 01 and 03 respectively.  These holes indicate that the gold zone extends a minimum of 100 meters along strike and to a depth of at least 150 meters (down dip from the outcrops).  The gold mineralization remains open along strike and at depth.

“We are just now getting a feel for the dimensions of this potential target”, said Bill Pincus, Esperanza’s President and CEO. “Much additional work remains. We are still waiting for the results of the last two drill holes as well as initial metallurgical investigation (bottle-roll tests). The apparent continuity of the gold and silver zones as we now know them is very encouraging. We look forward to further advancing this property,” he added.

Esperanza Silver is dedicated to the exploration and discovery of new silver projects in the Americas. It currently is active in Mexico, Peru and Bolivia. It uses a combination of advanced exploration technology and basic geologic prospecting techniques to add value to its prospects. The Company will then seek joint-venture partners to advance the projects toward production

For further information contact:

William Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release

March 29 2005

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

Esperanza Silver and Silver Standard Announce Peruvian Prospecting Joint Venture

Esperanza Silver Corp. and Silver Standard Resources Inc. announce the formation of a joint-venture to prospect for new bulk mineable silver deposits in central Peru.

Under the terms of the agreement Silver Standard will contribute US$300,000 and Esperanza will contribute US$200,000 during the first two years of the venture. These funds will be used for the identification and acquisition of new prospects. This phase will be managed by Esperanza. Upon acquisition of any prospect the Companies will have an equal (50/50) interest. Silver Standard will have the right to increase its ownership to 55 percent by spending the next US$500,000. Silver Standard will also have the right to finance any prospect to production allowing it to increase its interest to 80 percent.

Esperanza has been actively prospecting in Peru for over three years and has an established team of local geologists with extensive experience in silver geology. It also has developed a comprehensive in-country database using proprietary information acquired from a variety of sources together with publicly available data. This has already led to several attractive prospects for the Companies to examine.

Peru is consistently the number one or two silver producer worldwide and an essential place to focus prospecting efforts. Peruvian silver producers have historically focused on classic vein or high-grade type systems. Esperanza and Silver Standard hope to replicate the success encountered in Mexico and other countries by using modern prospecting technology to identify new areas with bulk-tonnage potential.

Esperanza Silver is dedicated to the exploration and discovery of new silver projects in the Americas. It currently is active in Mexico, Peru and Bolivia. It uses a combination of advanced exploration technology and basic geologic prospecting techniques to add value to its prospects. The Company will then seek joint-venture partners to advance the projects toward production.

For further information contact:

William Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release

Footnotes

1 William Bond, M.Sc., P.Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the La Esperanza exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Samples were analyzed by ICP analysis and in some cases atomic absorption analysis.

DRAFT - March 31, 2005

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